Mercedes-Benz Auto Receivables Trust 2021-1
Investor Report

Collection Period Ended   31-Aug-2022

Amounts in USD

Dates

Collection Period No.	12			
Collection Period (from... to)	1-Aug-2022	31-Aug-2022		
Determination Date	13-Sep-2022			
Record Date	14-Sep-2022			
Distribution Date	15-Sep-2022			
Interest Period of the Class A-1 Notes (from... to)	15-Aug-2022	15-Sep-2022	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Aug-2022	15-Sep-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	332,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	560,000,000.00	278,132,250.83	235,293,503.09	42,838,747.74	76.497764	0.420167
Class A-3 Notes	560,000,000.00	560,000,000.00	560,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	130,000,000.00	130,000,000.00	130,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,582,500,000.00**	**968,132,250.83**	**925,293,503.09**	**42,838,747.74**		
Overcollateralization	40,578,961.98	40,576,974.05	40,576,974.05			
Adjusted Pool Balance	1,623,078,961.98	1,008,709,224.88	965,870,477.14			
Yield Supplement Overcollateralization Amount	34,735,936.60	20,640,995.20	19,663,071.04			
Pool Balance	**1,657,814,898.58**	**1,029,350,220.08**	**985,533,548.18**			

	Amount	Percentage
Initial Overcollateralization Amount	40,578,961.98	2.50%
Target Overcollateralization Amount	40,576,974.05	2.50%
Current Overcollateralization Amount	40,576,974.05	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.210000%	48,673.14	0.086916	42,887,420.88	76.584680
Class A-3 Notes	0.460000%	214,666.67	0.383333	214,666.67	0.383333
Class A-4 Notes	0.730000%	79,083.33	0.608333	79,083.33	0.608333
Total		**$342,423.14**		**$43,181,170.88**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	43,050,881.18	(1) Total Servicing Fee	857,791.85
Interest Collections	3,200,310.65	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	278,834.99	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	180,565.79		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	342,423.14
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	21,638.43	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**46,732,231.04**	(6) Regular Principal Distributable Amount	42,838,747.74
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**46,732,231.04**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	2,693,268.31
		Total Distribution	**46,732,231.04**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	857,791.85	857,791.85	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	342,423.14	342,423.14	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	48,673.14	48,673.14	0.00
thereof on Class A-3 Notes	214,666.67	214,666.67	0.00
thereof on Class A-4 Notes	79,083.33	79,083.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	342,423.14	342,423.14	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	42,838,747.74	42,838,747.74	0.00
Aggregate Principal Distributable Amount	42,838,747.74	42,838,747.74	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,057,697.40
Reserve Fund Amount - Beginning Balance	4,057,697.40
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	2,025.52
minus Net Investment Earnings	2,025.52
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,057,697.40
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	2,025.52
Net Investment Earnings on the Collection Account	19,612.91
Investment Earnings for the Collection Period	21,638.43

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,657,814,898.58	44,343
Pool Balance beginning of Collection Period	1,029,350,220.08	35,513
Principal Collections	26,627,834.32	
Principal Collections attributable to Full Pay-offs	16,423,046.86	
Principal Purchase Amounts	0.00	
Principal Gross Losses	765,790.72	
Pool Balance end of Collection Period	985,533,548.18	34,788
Pool Factor	59.45%	

	As of Cutoff Date	Current
Weighted Average APR	3.59%	3.60%
Weighted Average Number of Remaining Payments	55.46	43.57
Weighted Average Seasoning (months)	9.86	22.90

Mercedes-Benz Auto Receivables Trust 2021-1
Investor Report
Collection Period Ended   31-Aug-2022

Page 5 of 5

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	979,675,096.78	34,635	99.41%
31-60 Days Delinquent	3,691,118.45	98	0.37%
61-90 Days Delinquent	1,648,516.61	42	0.17%
91-120 Days Delinquent	518,816.34	13	0.05%
Total	985,533,548.18	34,788	100.00%

Delinquency Trigger		3.550%
60+ Delinquency Loans to EOP Aggregate Securitization Value		0.220%
Delinquency Trigger occurred		No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Number of Receivables	Cumulative Amount	Number of Receivables
Principal Gross Losses	765,790.72	25	7,198,388.97	190
Principal Net Liquidation Proceeds	275,439.34		2,816,972.48	
Principal Recoveries	177,853.40		1,787,757.79	
Principal Net Loss / (Gain)	312,497.98		2,593,658.70	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.372%
Prior Collection Period	0.177 %
Second Prior Collection Period	0.082 %
Third Prior Collection Period	(0.031%)
Four Month Average	0.150%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.156%
Average Net Loss / (Gain)	13,650.84

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.